UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Lifezone Metals Limited (the “Company”) is furnishing this current report on Form 6-K to report on the appointment of BDO LLP (“BDO”) as its auditor, with an effective date of September 12, 2024 and for the fiscal year ended December 31, 2024, and the resignation of Grant Thornton as the Company’s auditor with effect from September 11, 2024.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2024, to the extent provided in and permitted by Paragraph 2 of the instructions to Item 16F of Form 20-F and plans to incorporate this Form 6-K by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations and incorporates this Form 6-K by reference into its registration statements on Form F-3 (File Nos. 333-272865 and 333-281189) and Form S-8 (File No. 333-274449) and the related prospectuses, respectively, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Audit Committee of our Board of Directors (the “Audit Committee”) recently solicited proposals from several accounting firms to serve as our registered independent accounting firm for the year ending December 31, 2024.

As a result of this process, the Audit Committee approved the appointment of BDO as our independent registered public accounting firm, BDO having completed its standard client acceptance process. BDO will undertake all statutory audit work for the Company globally. The appointment of BDO was made after a careful consideration and evaluation process by the Company. During the Company’s fiscal years ended December 31, 2022 and 2023, and through September 12, 2024, neither the Company, nor anyone acting on its behalf, consulted with BDO regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided that BDO concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Audit Committee also acknowledged that the Irish member firm of Grant Thornton International (“Grant Thornton”) would no longer act as our independent registered public accounting firm, and Grant Thornton resigned on September 11, 2024.

The audit reports of Grant Thornton on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2022 and 2023 did not contain an adverse opinion or disclaimer of opinion and was not qualified for audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2023, and 2022 and the subsequent interim period through June 30, 2024, there were (i) no disagreements (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) with Grant Thornton on any matter of accounting principles or practices, financials statement disclosure or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in its reports on the consolidated financial statements for such years, or (ii) reportable events (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).

The Company provided Grant Thornton with a copy of the disclosures it is making in this Form 6-K and requested that Grant Thornton furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not it agrees with the above disclosures and, if not, stating the respects in which it does not agree. A copy of Grant Thornton’s letter to the SEC, dated September 12 2024, is attached as Exhibit 16.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
16.1	Grant Thornton Letter, dated September 12, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: September 12, 2024	By:	/s/ Ingo Hofmaier
	Name:	Ingo Hofmaier
	Title:	Chief Financial Officer

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